

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Michael J. Pung
Chief Financial Officer
Fair Isaac Corporation
181 Metro Drive, Suite 700
San Jose, California 95110-1346

      Re: **Fair Isaac Corporation**
               Form 10-K for the Fiscal Year Ended September 30, 2014
               Filed November 10, 2014
               File No. 1-11689

Dear Mr. Pung:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief